Cementos Lima S.A.

03003035

(FREE TRANSLATION

FILE N°
82-3911

GF.001.03
Lima, January 06, 2003

SUPPL

03 JAN 13 PM 5:52

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 307-95-EF/94.10, we inform you as an Important Event about the resolution adopted by the Board of Directors' Meeting of CEMENTOS LIMA S.A. held on December 27, 2002, concerning the first cash dividend of US$ 0.014 per Investment Share.

The last day for negotiating these shares, with the right to collect this dividend (exdate), will be February 06, 2003 inclusive, so we will thank you to make the arrangements in order to make known that all shares negotiated after that date will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on February 21, 2003 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. , For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Finance Manager (CFO)

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

dlw 1/14

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

GF.002.03
Lima, January 06, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 307-95-EF/94.10, we inform you as an Important Event about the resolution adopted by the Board of Directors' Meeting of CEMENTOS LIMA S.A. held on December 27, 2002, concerning the first cash dividend of US$ 0.14 per Common Share.

The last day for negotiating these shares, with the right to collect this dividend (exdate), will be February 06, 2003 inclusive, so we will thank you to make the arrangements in order to make known that all shares negotiated after that date will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on February 21, 2003 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

(FREE TRANSLATION)

FILE N°
82-3911

GF.006.03
Lima, January 06, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 307-95-EF/94.10, we inform you as an Important Event about the resolution adopted by the Board of Directors' Meeting of CEMENTOS LIMA S.A. held on December 27, 2002, concerning the second cash dividend of US$ 0.12 per Common Share.

The last day for negotiating these shares, with the right to collect this dividend (exdate), will be April 02, 2003 inclusive, so we will thank you to make the arrangements in order to make known that all shares negotiated after that date will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on April 21, 2003 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

Cementos Lima S.A.

(FREE TRANSLATION)

**FILE N°
82-3911**

GF.005.03
Lima, January 06, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 307-95-EF/94.10, we inform you as an Important Event about the resolution adopted by the Board of Directors' Meeting of CEMENTOS LIMA S.A. held on December 27, 2002, concerning the second cash dividend of US$ 0.012 per Investment Share.

The last day for negotiating these shares, with the right to collect this dividend (exdate), will be April 02, 2003 inclusive, so we will thank you to make the arrangements in order to make known that all shares negotiated after that date will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on April 21, 2003 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2